1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

REZA PISHVA reza.pishva@dechert.com +1 202 261 3459 Direct +1 202 261 3159 Fax
May 14, 2010
VIA EDGAR
Linda B. Stirling, Esq.
Division of Investment Management
Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 0-25
100 F Street, NE
Washington, DC 20549

Re:	Goldman Sachs Trust (the “Trust”) SEC File Numbers: 033-17619 and 811-05349
Dear Ms. Stirling:
This letter responds to comments you provided to J. Matthew Thornton and me in a telephonic discussion on Friday, April 16, 2010, with respect to your review of Post-Effective Amendment No. 237 to the Trust’s registration statement filed with the Securities and Exchange Commission on March 1, 2010. We have reproduced your comments below, followed by our responses.
General Comments:
1.	Comment: If the Funds will be making use of summary prospectuses pursuant to Rule 498 under the Securities Act of 1933, please provide a copy of the legend pursuant to Rule 498(b)(1)(v) that will be used in the Fund’s summary prospectus.

Response: At the present time, it is unclear whether the Funds will be making use of summary prospectuses pursuant to Rule 498. In the event that they do, we would anticipate using the following legend:

“Before you invest, you may want to review the [Goldman Sachs Fund]’s (the “Fund”) Prospectus, which contains more information about the Fund and its risks. You can find the Fund’s Prospectus and other information about the Fund, including the Statement of Additional Information (“SAI”) and most recent annual reports to shareholders, online at www.goldmansachsfunds.com/summaries. You can also get this information at no cost
US   Austin   Boston   Charlotte   Hartford   New York   Orange County   Philadelphia   Princeton   San Francisco   Silicon Valley   Washington DC   EUROPE   Brussels
London   Luxembourg   Moscow   Munich   Paris   ASIA   Beijing   Hong Kong

May 14, 2010 Page 2
by calling 800-621-2550, or by sending an e-mail request to gs-funds-document-requests@gs.com. The Fund’s Prospectus and SAI, both dated May 14, 2010, are incorporated by reference into this Summary Prospectus.”

2.	Comment: Please confirm that the Funds’ Statement of Additional Information will include the additional disclosure now required under Item 17 of Form N-1A relating to the Trust’s Board of Trustees.

Response: We hereby confirm that the Funds’ Statement of Additional Information includes the additional disclosure now required under Item 17 of Form N-1A relating to the Trust’s Board of Trustees.
Prospectuses—All Funds (as applicable):
3.	Comment: Please confirm that the footnote to the “Annual Fund Operating Expenses” line item in the “Fees and Expenses” table (stating that annual fund operating expenses have been estimated for the current fiscal year) is responsive to Item 3 of Form N-1A.

Response: We believe that the use of this footnote is appropriate and responsive to Item 3 of Form N-1A, because these are new share classes that have not yet commenced operations, and therefore do not have a recent fiscal year on which to base their “Annual Fund Operating Expenses”. Moreover, in 2009, the Funds changed their fiscal year end, such that the most recent fiscal year for the Funds consisted of an eight-month period (January 1, 2009 through August 31, 2009), so these new share classes would not be able to rely strictly on Fund expenses incurred during the most recent fiscal year.

4.	Comment: In the footnote to the “Fee Waiver and Expense Limitation” line item in the “Fees and Expenses” table in the summary sections of each Prospectus, please specify which parties, if any, may terminate the arrangements, and under what circumstances.

Response: We have incorporated your comment.

5.	Comment: In the introduction to the “Expense Example” in each Fund’s summary section, please restate the parenthetical as follows: “(except that the Example incorporates management fee waiver and expense limitation arrangements for only the first year)”.

May 14, 2010 Page 3
Response: We have incorporated your comment. We have also deleted the reference to the expense limitation arrangement, because this arrangement is not expected to reduce expenses based on current estimates of expenses.

6.	Comment: In the “Performance” summary sections of each Prospectus, please delete the second and third sentences of the first paragraph.

Response: We have incorporated your comment.

7.	Comment: Please delete all but the first sentence of the footnote to the “Average Annual Total Return” table in “Performance” summary sections of each Prospectus.

Response: We have incorporated your comment, although we have retained some of the substance of these deleted sentences, because we believe that this disclosure is required by Instruction 3(b) to Item 4(b)(2) of Form N-1A.
Please do not hesitate to contact the undersigned at 202.261.3459 with any questions or comments concerning this correspondence.
Very truly yours,
/s/ Reza Pishva
Reza Pishva
cc:    George Djurasovic, Goldman Sachs Asset Management, L.P.